# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: KODIAK AI, INC., CIK 0001853138
CUSIP: 500081104
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1049 Terra Bella Avenue, Mountain View, California (CA), 94043
Date of event which requires filing of this statement: 09/24/2025
Filed by CIK 0001729961
Persons authorized to receive notices and communications: Lizette Perez-Deisboeck, c/o Battery Ventures, One Marina Park Drive, Suite 1100, Boston, Massachusetts (MA), 02210, (617) 948-3600

## Reporting persons
- Battery Ventures XII, L.P. (CIK 0001729961): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 11,140,899; sole dispositive power 0; shared dispositive power 11,140,899; aggregate amount beneficially owned 11,140,899 (6.1% of the class)
- Battery Investment Partners XII, LLC (CIK 0001732024): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 215,770; sole dispositive power 0; shared dispositive power 215,770; aggregate amount beneficially owned 215,770 (0.1% of the class)
- Battery Partners XII, LLC (CIK 0001870333): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,356,669; sole dispositive power 0; shared dispositive power 11,356,669; aggregate amount beneficially owned 11,356,669 (6.3% of the class)
- Neeraj Agrawal (CIK 0001532809): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,356,669; sole dispositive power 0; shared dispositive power 11,356,669; aggregate amount beneficially owned 11,356,669 (6.3% of the class)
- Michael M. Brown (CIK 0001354614): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,356,669; sole dispositive power 0; shared dispositive power 11,356,669; aggregate amount beneficially owned 11,356,669 (6.3% of the class)
- Morad Elhafed (CIK 0001869518): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,356,669; sole dispositive power 0; shared dispositive power 11,356,669; aggregate amount beneficially owned 11,356,669 (6.3% of the class)
- Jesse Feldman (CIK 0001568322): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,356,669; sole dispositive power 0; shared dispositive power 11,356,669; aggregate amount beneficially owned 11,356,669 (6.3% of the class)
- Russell L. Fleischer (CIK 0001108424): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,356,669; sole dispositive power 0; shared dispositive power 11,356,669; aggregate amount beneficially owned 11,356,669 (6.3% of the class)
- Roger H. Lee (CIK 0001404868): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,356,669; sole dispositive power 0; shared dispositive power 11,356,669; aggregate amount beneficially owned 11,356,669 (6.3% of the class)
- Chelsea R. Stoner (CIK 0001741527): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,356,669; sole dispositive power 0; shared dispositive power 11,356,669; aggregate amount beneficially owned 11,356,669 (6.3% of the class)
- Dharmesh Thakker (CIK 0001869544): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,356,669; sole dispositive power 0; shared dispositive power 11,356,669; aggregate amount beneficially owned 11,356,669 (6.3% of the class)
- Scott R. Tobin (CIK 0001199926): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,356,669; sole dispositive power 0; shared dispositive power 11,356,669; aggregate amount beneficially owned 11,356,669 (6.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: KODIAK AI, INC.
Address of issuer's principal executive offices: 1049 Terra Bella Avenue, Mountain View, California (CA), 94043

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed on behalf of Battery Ventures XII, L.P. ("BV12"), Battery Investment Partners XII, LLC ("BIP12"), Battery Partners XII, LLC ("BP12"), Neeraj Agrawal ("Agrawal"), Michael M. Brown ("Brown"), Morad Elhafed ("Elhafed"), Jesse Feldman ("Feldman"), Russel L. Fleischer ("Fleischer"), Roger H. Lee ("Lee"), Chelsea R. Stoner ("Stoner"), Dharmesh Thakker ("Thakker") and Scott R. Tobin ("Tobin"). The foregoing individuals are collectively referred to as the "BV Managing Members" and, together with the foregoing entities, the "Reporting Persons." The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13D. The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, (the "Act") is attached hereto as Exhibit 99.1.
Residence or business address: The principal business office of the Reporting Persons is One Marina Park Drive, Suite 1100, Boston, MA 02210.
Present principal occupation or employment: The principal business of the Reporting Persons is venture capital investments. Agrawal, Brown, Elhafed, Feldman, Fleischer, Lee, Stoner, Thakker and Tobin are the sole managing members of BP12, the general partner of BV12 and manager of BIP12.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Agrawal, Brown, Elhafed, Feldman, Fleischer, Lee, Stoner, Thakker and Tobin are citizens of the United States. BV12 is a limited partnership organized under the laws of the State of Delaware. BIP12 and BP12 are limited liability companies organized under the laws of the State of Delaware.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Between July 13, 2018 and February 24, 2025, BV12 and BIP12 invested an aggregate of $25,734,863 and $498,428, respectively, in the securities of Kodiak Robotics, Inc. ("Legacy Kodiak"). The source of funds used for such investments was capital contributions from the general and limited partners of BV12 and the members of BIP12.

Pursuant to that certain Business Combination Agreement, dated as of April 14, 2025 (the "Business Combination Agreement"), by and among the Issuer, AAC II Merger Sub, Inc. ("Merger Sub") and Legacy Kodiak, the Issuer deregistered as a Cayman Islands exempted company and transferred by way of continuation to and domestication as a corporation incorporated under the laws of the State of Delaware (the "Domestication") on September 23, 2025. In connection with the Domestication, the Issuer changed its name to Kodiak AI, Inc. On September 24, 2025 (the "Closing Date") and pursuant to the Business Combination Agreement, Merger Sub merged with and into Legacy Kodiak (the "Merger"), with Legacy Kodiak being the surviving corporation and continuing as a direct wholly-owned subsidiary of the Issuer (the "Closing").

As a result of the Merger and upon the Closing, each share of common stock of Legacy Kodiak issued and outstanding immediately prior to the effective time of the Merger, other than Dissenting Shares and Cancelled Shares (each term as defined in the Business Combination Agreement), was converted into the right to receive, without interest and subject to any applicable tax withholding, a number of shares of the Issuer's common stock pursuant to the Business Combination Agreement.

Pursuant to the closing of the Merger, BV12 received 11,140,899 shares of the Issuer's common stock and BIP12 received 215,770 shares of the Issuer's common stock.

Under the Business Combination Agreement, the former securityholders of Legacy Kodiak, including BV12 and BIP12 (collectively, the "Legacy Kodiak Securityholders"), will be entitled to receive or are eligible to receive, on a pro rata basis, up to an aggregate of 75,000,000 shares of the Issuer's common stock (the "Earn Out Shares") and restricted stock units (the "Earn Out RSUs" and, together with the Earn Out Shares, the "Earn Out Securities") that will be issued or vest, respectively, upon achievement of certain milestones during the Earn Out Period (as defined below) and, in the case of the Earn Out RSUs, satisfaction of certain service-based vesting requirements. The Earn Out Shares will be issued upon achievement of the Triggering Events (as defined below). The Earn Out RSUs were issued shortly following Closing.

An initial 25,000,000 Earn Out Securities will vest or be issued to Legacy Kodiak Securityholders, if, within the Earn Out Period, the volume weighted average closing sale price of the Issuer's common stock equals or exceeds $18.00 per share, subject to adjustments as set out in the Business Combination Agreement (the "Triggering Event I Threshold"), for a period of at least 20 out of 30 consecutive trading days ("Triggering Event I").

An additional 25,000,000 Earn Out Securities will vest or be issued to Legacy Kodiak Securityholders, if, within the Earn Out Period, the volume weighted average closing sale price of common stock equals or exceeds $23.00 per share, subject to adjustments as set out in the Business Combination Agreement (the "Triggering Event II Threshold"), for a period of at least 20 out of 30 consecutive trading days ("Triggering Event II").

The remaining 25,000,000 Earn Out Securities will vest or be issued to Legacy Kodiak Securityholders, if, within the Earn Out Period, the volume weighted average closing sale price of common stock equals or exceeds $28.00 per share, subject to adjustments as set out in the Business Combination Agreement (the "Triggering Event III Threshold"), for a period of at least 20 out of 30 consecutive trading days ("Triggering Event III" and, together with Triggering Event I and Triggering Event II, the "Triggering Events").

The "Earn Out Period" means the time period beginning on the Closing Date and ending on the earlier of the date that is the four-year anniversary of the Closing Date (inclusive of the first and last day of such period) and the consummation of a Change of Control (as defined in the Business Combination Agreement).

If during the Earn Out Period there is a Change of Control that will result in: (i) holders of common stock receiving a per share price equal to or in excess of the Triggering Event I Threshold, then Triggering Event I shall be deemed to occur and the relevant Earn Out Securities shall be issued or vest immediately prior to the consummation of the Change of Control; (ii) holders of common stock receiving a per share price equal to or in excess of the Triggering Event II Threshold, then Triggering Event II shall be deemed to occur and the relevant Earn Out Securities shall be issued or vest immediately prior to the consummation of the Change of Control; and (iii) holders of common stock receiving a per share price equal to or in excess of the Triggering Event III Threshold, then Triggering Event III shall be deemed to occur and the relevant Earn Out Securities shall be issued or vest immediately prior to the consummation of the Change of Control.

BV12 and BIP12 are entitled to receive up to an aggregate of 3,827,538 and 74,109 Earn Out Shares, respectively, upon the satisfaction of the Triggering Events.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the aforementioned securities for investment purposes with the aim of increasing the value of their investments and the Issuer. Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on its evaluation of the Issuer's business, prospects and financial condition, the market for the Issuer's securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons' ownership of the Issuer's securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Reporting Persons reserve the right to increase or decrease its holdings on such terms and at such times as each may decide.

Except as set forth in this Item 4 and Item 6 below, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934 (the "Act"). However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the common stock to become eligible for termination of registration under Section 12(g) of the Act. The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of common stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the common stock beneficially owned by them (or any shares of common stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Scott R. Tobin, a managing member of BP12, is a member of the board of directors of the Issuer. As a director of the Issuer, Mr. Tobin may have influence over the corporate activities of the Issuer, including activities which may relate to the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D set forth the aggregate number of shares of common stock and percentages of the shares of common stock beneficially owned by such Reporting Person and are incorporated by reference. The percentage set forth in each row 13 is based upon 181,207,329 shares of common stock outstanding as of September 24, 2025, as disclosed in the Issuer's Current Report on Form 8-K filed with the SEC on September 30, 2025.

The Reporting Persons' ownership of the Issuer's securities includes (i) 11,140,899 shares of common stock directly held by BV12; and (ii) 215,770 shares of common stock directly held by BIP12. These amounts do not include any Earn Out Shares potentially issuable to the Reporting Persons, as in accordance with applicable rules of the SEC, the Earn Out Shares are not considered to be beneficially owned unless and until the relevant Triggering Events occur.

BP12 is the general partner of BV12 and the manager of BIP12 and shares voting and investment authority over the securities held by each of BV12 and BIP12. Each of the BV Managing Members is a managing member of BP12 and shares voting and investment authority over the securities held by each of BV12 and BIP12.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D set forth the number of shares of common stock as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days: Except as set forth herein, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Amended and Restated Registration Rights Agreement

In connection with the Business Combination, on the Closing Date, the Issuer, Ares Acquisition Holdings II LP (the "SPAC Sponsor") and certain Legacy Kodiak securityholders, including BV12 and BIP12 (collectively the "Holders"), entered into that certain Amended and Restated Registration Rights Agreement (the "A&R Registration Rights Agreement"), which superseded and replaced that certain registration and shareholder rights agreement signed in connection with the consummation of the initial public offering by the Issuer and the SPAC Sponsor. Pursuant to the terms of the A&R Registration Rights Agreement, the Issuer is obligated to, among other things, file a registration statement to register the resale of the securities held by the Holders, including all of the shares held by BV12 and BIP12.

In addition, pursuant to the terms of the A&R Registration Rights Agreement and subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, the Holders may demand at any time or from time to time, that the Issuer file a registration statement on Form S-3 (or on Form S-1 if Form S-3 is not available) to register the securities of the Issuer held by the Holders. The A&R Registration Rights Agreement also provides the Holders with "piggy-back" registration rights, subject to certain requirements and customary conditions.

The foregoing description of the A&R Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the full text of the A&R Registration Rights Agreement, a copy of which is filed hereto as Exhibit 99.2 and incorporated herein by reference.

Lockup Restrictions

In connection with the Domestication, the Issuer adopted a certificate of incorporation and bylaws (the "Bylaws"). The Bylaws include a lockup provision that provides that, subject to certain customary exceptions, for a period of one year following the Closing, the holders of stock (i) issued as consideration pursuant to the Business Combination Agreement, including the Earn Out Securities and the Sponsor Earn Out Securities; (ii) issued upon the exercise of stock options or warrants outstanding immediately following the Closing in respect of stock options or warrants of Legacy Kodiak outstanding immediately prior to the Closing; (iii) issued to or owned by the SPAC Sponsor or by directors or officers of the Issuer as of immediately prior to the Closing; or (iv) issued to directors, officers or employees of the Issuer or its subsidiaries (other than in connection with shares issued pursuant to the Issuer's employee stock purchase plan), may not, without the prior written consent of the Issuer's board of directors (including, for the avoidance of doubt, a duly authorized committee of the board of directors), (A) exchange, transfer, assign, lend, sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Act with respect to, any of the shares referred to in (i), (ii), (iii) or (iv) above ("Lockup Shares"), or any right or interest therein; (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Lockup Shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise; (C) take any action in furtherance of any of the matters described in clause (A) or (B); or (D) publicly announce any intention to effect any transaction specified in clause (A) or (B). The Bylaws provide for certain customary permitted transfers, including transfers to certain affiliates, family members or for estate planning purposes.

Notwithstanding the foregoing, if the closing price of the Issuer's common stock equals or exceeds $12.00 per share for 20 of 30 consecutive trading days commencing at least 150 days after Closing, then the transfer restrictions applicable to the Lockup Shares will expire.

The lockup provisions described above apply to all of the shares held by BV12 and BIP12.

The foregoing description of the lockup restrictions applicable to the shares does not purport to be complete and is qualified in its entirety by the full text of the Bylaws, which are filed hereto as Exhibit 99.3 and incorporated herein by reference.

Equity Awards

Scott R. Tobin, a managing member of BP12, is a member of the Board of Directors of the Issuer. From time to time, Mr. Tobin may receive stock options or other awards of equity-based compensation pursuant to the Issuer's compensation arrangements for non-employee directors.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement

Exhibit 99.2 A&R Registration Rights Agreement (incorporated by reference to Exhibit 10.8 to the Issuer's Current Report on Form 8-K (File No. 001-41691), filed on September 30, 2025).

Exhibit 99.3 Bylaws (incorporated by reference to Exhibit 3.3 to the Issuer's Current Report on Form 8-K (File No. 001-41691), filed on September 30, 2025).

## Signatures
- Battery Ventures XII, L.P.: /s/ Christopher Schiavo, By Christopher Schiavo, Attorney-in-Fact (10/01/2025)
- Battery Investment Partners XII, LLC: /s/ Christopher Schiavo, By Christopher Schiavo, Attorney-in-Fact (10/01/2025)
- Battery Partners XII, LLC: /s/ Christopher Schiavo, By Christopher Schiavo, Attorney-in-Fact (10/01/2025)
- Neeraj Agrawal: /s/ Christopher Schiavo, By Christopher Schiavo, Attorney-in-Fact (10/01/2025)
- Michael M. Brown: /s/ Christopher Schiavo, By Christopher Schiavo, Attorney-in-Fact (10/01/2025)
- Morad Elhafed: /s/ Christopher Schiavo, By Christopher Schiavo, Attorney-in-Fact (10/01/2025)
- Jesse Feldman: /s/ Christopher Schiavo, By Christopher Schiavo, Attorney-in-Fact (10/01/2025)
- Russell L. Fleischer: /s/ Christopher Schiavo, By Christopher Schiavo, Attorney-in-Fact (10/01/2025)
- Roger H. Lee: /s/ Christopher Schiavo, By Christopher Schiavo, Attorney-in-Fact (10/01/2025)
- Chelsea R. Stoner: /s/ Christopher Schiavo, By Christopher Schiavo, Attorney-in-Fact (10/01/2025)
- Dharmesh Thakker: /s/ Christopher Schiavo, By Christopher Schiavo, Attorney-in-Fact (10/01/2025)
- Scott R. Tobin: /s/ Christopher Schiavo, By Christopher Schiavo, Attorney-in-Fact (10/01/2025)